EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES

LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

		Six Months Ended June 30, 2014

	Earnings before fixed charges:
	Income from continuing operations before equity in earnings of unconsolidated subsidiaries and after distribution of earnings from unconsolidated subsidiaries	$55,922
Add:	Interest expense	75,066
	Depreciation expense on capitalized interest	857
	Amortization of deferred financing costs	2,611

	Earnings before fixed charges	$134,456

	Fixed charges:
	Interest expense	$75,066
	Amortization of deferred financing costs	2,611
	Capitalized interest	6,763

	Fixed charges	84,440

	Preferred unit distributions	236

	Combined fixed charges	$84,676

	Ratio of earnings to fixed charges	1.59

	Ratio of earnings to combined fixed charges	1.59